JENNIFER CONVERTIBLES, INC.

419 CROSSWAYS PARK DRIVE

WOODBURY, NY 11797

516-496-1900

March 15, 2007

Mr. Michael Moran

Branch Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:      Jennifer Convertibles, Inc.

                        Form 10-K, for the year ended August 26, 2006

                        File No. 1-9681

Dear Mr. Moran:

The following are your comments and our responses to your comment letter to us dated February 16, 2007.  We hope that you find our responses sufficient and we look forward to resolving any issues that you may have.

FORM 10-K FOR THE YEAR ENDED AUGUST 26, 2006

Results of Operations, page 13

1.    You discuss the business reasons for changes in the various line items of your statements of operations.  However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  For example, you indicate that for the fiscal year ended August 26, 2006 sales from continuing operations increased 15.6%.  You should quantify the impact that resulted from the increase in fabric protect sales.  Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Response

In future filings, the Company will quantify the impact of each individual business reason discussed on the overall change in the line item.

2.    Please clarify why the efficiency of the new supply chain would have a positive incremental effect on sales.

Response

The new principal supplier allows the Company to offer lower price merchandise without adversely impacting its margins and without sacrifice in quality.  These factors had a positive incremental effect on sales.

3.    We note that cost of sales increased by approximately $9.5 million and that occupancy costs increased by about $300,000.  Please identify and quantify the individual items that contributed most significantly to the increase in cost of sales.  We presume that the direct cost of the merchandise sold was the item that had the largest individual dollar increase.

Response

The table below represents the items that contributed to the net increase in cost of sales:

Increase
(Decrease)
Cost of Sales
Cost of Goods Sold	$6,988,707
Occupancy Cost	$398,280
Warehouse Expenses	($76,312)
Home Delivery Expense	$1,547,392
Warranty Costs	$298,743
Warranty Reserve	$362,000
Total Cost of Sales	$9,518,810

Liquidity and Capital Resources, page 15

4.    Prospectively, please disclose the weighted average interest rate on your short term borrowings.  See Rule 5-02.19 of Regulation S-X.

Response

In future filings, the Company will disclose the weighted average interest rate on its short term borrowings.

Critical Accounting Policies, page 18

5.    None of the critical accounting policies that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release.  Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available.  You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  We assume such analysis is being performed with respect to the lease termination liability.

Response

In future filings, the Company will include  sensitivity analysis or other quantitative information when it is reasonably available.

Consolidated Balance Sheets, page F-2

6.    Revise your balance sheet to clearly reflect the receivable from the Private Company is a related party.  We also note that payables to Klaussner should be segregated as related party given the Company’s ownership interest in your Company.  See Rule 4-08(k) of Regulation S-X.

Response

In future filings, the Company will revise its balance sheet to clearly reflect that the receivable from the Private Company is a related party and that the payables to Klaussner is a related party.

(2) Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

7.    You indicate that a subsidiary of the Private Company assumes all performance obligations and risks of any loss under the lifetime protection plans and accordingly, the Company recognizes revenue from the sale of service contracts related to the plans at the time of sale to the customer.  We also note that you are paying monthly fees to the Private Company related to these lifetime protection plans, as disclosed in note 3.  Your note 3 disclosure goes on to say that the Private Company is the sole obligor under these plans through August 30, 2008, although it is unclear what happens after this date.  Based on your disclosure in your contractual obligations table it appears you are not required to make any payments to the Private Company after August 30, 2008.  Please explain and revise future disclosure.  Lastly, since the Company has a monthly contracted cost associated with these plans, explain in detail why you do not recognize revenue over the contract period in proportion to the future contracted payments to the Private Company.  See paragraph 3 of FASB Technical Bulletin no. 90-1.

Response

It is the intention of the Company to extend the Agreement with the Private Company beyond August 30, 2008.

The Company sells protection plans on behalf of the Private Company and splits revenue with them based on negotiated terms.  The Company has no contracted cost associated with these plans, as the Private Company assumes all performance obligations and risks of any loss under the plans.  Accordingly, the Company has earned and records its share of the revenue from the sale of the lifetime protection plans at the time of sale to the customer as the Company has performed its service of selling the plans on behalf of the Private Company at such time with no further obligations required on its part.

(3) Agreements and Transactions with the Private Company, page F-13

8.    It appears that the Private Company has significant debts to your company as well as third parties.  You disclosure that inventories at the Private Company’s stores is owned by your company.  You disclose that your Company has an option to purchase the net assets of the private company in the future at a pre determined value.  Please explain in detail your consideration of FIN46(R) with respect to consolidation of the Private Company.   In your response, please discuss the capital structure of the Private Company and whether that company is sufficiently capitalized to absorb expected losses.  Please tell us who you believe is the primary beneficiary of the Private Company’s expected losses and residual returns.

Response
Background

The Private Company is currently 100% owned by the Estate of Fred Love.  The Private Company was originally co-owned equally by Harley Greenfield, Edward Seidner and Fred Love.  Mr. Greenfield is the Chairman of the Board and Chief Executive officer of the Company and Mr. Seidner is an Executive Vice President of the Company.  Mr. Love was Mr. Greenfield’s brother-in-law.  Mr. Greenfield was expansion minded and Mr. Love was against doing anything that would involve giving up any of his interests in the Private Company to finance expansion.

As a compromise, it was agreed that a separate company would be formed which would have the royalty free exclusive license to open Jennifer Convertible stores everywhere but New York.  Evans & Co., Incorporated raised $4.6 million as underwriter of a public offering for the Company in March 1987.  At the time of the initial offering, the Private Company was much larger than the Company, consisting of 21 stores and an established warehouse system and infrastructure.  The Private Company had also been operating for over 10 years at that time as compared to the Company, which had five stores, all of which had opened relatively recently.

In light of their relative sizes, the Company was in no position to acquire an equity interest in the Private Company at the time of the initial public offering.  In connection with the offering, the underwriter and the principals acknowledged that a larger offering could be accomplished if the Private Company was included, and that the value of the Company would likely always be somewhat diminished by the relationship with the Private Company.  Nonetheless, Mr. Love was not persuaded and it was determined to proceed with substantial disclosure as to the conflicts and with a number of mechanisms designed to protect against such conflicts and to allow the Company to take advantage of the purchasing power and infrastructure of the Private Company.

Accordingly, the Company and Private Company entered into (a) a purchasing agreement providing that the Private Company would purchase for the Company and pass along the benefit of the Private Company’s volume related purchasing benefits , and (b) a warehouse agreement providing that the Private Company would provide warehouse services in exchange for 5% of the Company’s sales.  In addition, Mr. Greenfield resigned as an officer and director of the Private Company and entered into a Voting Trust as to his shares of the Private Company.

Over time, as the size of the Company increased in relation to the size of the Private Company, and to address the perception that the Company was dependent on the Private Company, the Company assumed responsibility for purchasing merchandise, including merchandise on behalf of the Private Company.  In addition, in November 1994, the equity interest of Messrs. Greenfield and Seidner in the Private Company was redeemed by the Private Company for notes in the amount of approximately $10.2 million, leaving Fred Love as the sole equity owner of the Private Company.

Fin 46(R) Analysis

Pursuant to paragraph 6 of Fin 46(R), the initial determination of whether an entity is a variable interest entity is to be made on the date on which an enterprise becomes involved with the entity, which, is generally when an enterprise obtains a variable interest in the entity.

The Company obtained a significant variable interest, consisting of a receivable from the Private Company, in 1994 at the time the Company assumed responsibility for purchasing merchandise on behalf of the Private Company.  Prior to such time, the Company would have owed money to the Private Company due to the Private Company purchasing merchandise on behalf of the Company and providing warehouse services to the Company.

The Company believes that at the time it obtained a significant variable interest in the Private Company, the total equity investment at risk in the Private Company was sufficient to permit the Private Company to finance its activities without additional subordinated financial support provided by any parties.  In addition, the holders of the equity investment at risk in the Private Company had the following characteristics of a controlling financial interest (1) the ability through voting rights to make decisions about the Private Company’s activities that had a significant effect on its success, (2) the obligation to absorb the expected losses of the Private Company and (3) the right to receive the expected residual returns of the Private Company.  Further, the voting rights of the investors were proportional to their obligations to absorb the expected losses and receive the expected residual returns of the Private Company and substantially all of the Private Company’s activities did not involve and were not conducted on behalf of an investor that had disproportionately few voting rights.  Accordingly, the Company believes that the Private Company was not a variable interest entity when the Company obtained a significant variable interest in the Private Company.

As a result of the redemption of the equity investment of Messrs. Greenfield and Seidner in November 1994, the Company reconsidered its initial determination of whether the Private Company was a variable interest entity.  In connection with that reconsideration, the Company evaluated the sufficiency of the Private Company’s at-risk equity investment based on fair value as opposed to carrying value as reported in the Private Company’s balance sheet.  In determining fair value, the Company gave consideration to the purchase price of approximately $10.2 million to redeem 66 2/3% of the Private Company’s equity from two of its three stockholders, which price was based on an independent valuation of the Private Company by Paine Weber.  Based thereon, the remaining equity at risk in the Private Company after the redemption would have approximated $5 million.  Accordingly, the Company believes that the Private Company’s  at-risk equity investment was sufficient to permit the Private Company to finance its activities without additional subordinated financial support provided by any parties and that the Private Company did not become a variable interest entity as a result of the redemption.

9.    Please tell us if the Private Company is in compliance with their 85 day repayment terms.

Response

The Private Company has always been current with their financial obligations to the Company.

The Company did mention under “Liquidity and Capital Resources” that payment terms of 85 days, all obligations of the private company and the unconsolidated licensees due as of August 26, 2006 were subsequently paid.

(10) Stock Option Plans, page F-22

10.    Revise your disclosures in future filings to provide the general terms of your option plans (e.g. vesting periods, term of awards as well as the method you would use to value share based payments had you issued such awards during the period.  Disclose that all options outstanding are exercisable, if true.  See SFAS 123(R) paragraphs A240-241.

Response

The Company will in all future filings revise its disclosures to provide the general terms of its option plans.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

JENNIFER CONVERTIBLES, INC.

By: /s/    Harley J. Greenfield

Harley J. Greenfield, Chief Executive Officer